FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 30th of July, 2003

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

____(1)____

Toshiba Corporation ("Toshiba") has consummated an investment in M-Systems Flash Disk Pioneers Ltd. ("M-Systems") under which Toshiba purchased three hundred and thirty thousand, eight hundred and eleven (330,811) Ordinary Shares of M-Systems, nominal value 0.001 New Israeli Shekel per share ("Ordinary Shares"), at a purchase price per Ordinary Share of $12.0915, for a total aggregate investment of just over four million United States dollars (US$ 4,000,000).

As part of the terms of such investment, Toshiba has received warrants to purchase Ordinary Shares to increase its holding to an aggregate of up to 4.99% of M-Systems issued and outstanding share capital (the "Warrants"). The Warrants are exercisable for a period of one (1) year from the consummation of the transaction. The per share purchase price of such Warrants shall be the per share closing price of the Ordinary Shares on The NASDAQ National Market on the last trading day prior to the day that Toshiba delivers its purchase election notice to M-Systems.

____(2)____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)

Date:	July 30th, 2003	By:	/s/ Etan Mogilner
Associate General Counsel

____(3)____